FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.........0.5
(Print or Type Responses)

1. Name and Address of Reporting Person* Morgan Stanley(1)	2. Issuer Name and Ticker or Trading Symbol Choice One Communications Inc. (CWON)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☒ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) 1585 Broadway	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year 09/13/02
(Street) New York NY 10036				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☐ Form filed by One Reporting Person ☒ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								649,557	I(2)	through partnerships
Common Stock								10,394,269	I(3)	through partnerships
Series A Preferred Stock								251,588(5)	I(2)	through partnerships

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any, (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Derivative Securities: Direct(D) or Indirect(I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Excer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrants	$0.01	09/13/02		J(4)		256,735		Immed.	08/01/12	Common Stock	256,735	(4)	2,007,189	I(2)	through partnerships
Warrants	$1.42	09/13/02		J(4)		69,979		Immed.	(6)	Common Stock	69,979	(4)	540,785	I(2)	through partnerships
Warrants	$1.42	09/13/02		J(4)		104,967		04/01/03	(6)	Common Stock	104,967	(4)	811,176(7)	I(2)	through partnerships
Warrants	$0.01	09/13/02		P		5,567,089		(8)	09/12/07	Common Stock	5,567,089	(9)	5,567,089	I(2)	through partnerships

Explanation of Responses:

(1) Please see attached Joint Filer Information. The Reporting Person is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

(2) The reported securities are owned directly by Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P. and Morgan Stanley Dean Witter Capital Investors IV, L.P. (collectively, the “MSDW IV Funds”). The Reporting Person is the ultimate parent company of MSDW Capital Partners IV, Inc. (“MSDWCP IV, Inc.”), which is the institutional managing member of MSDW Capital Partners IV, LLC (“MSDWCP IV, LLC”). MSDWCP IV, LLC is the general partner of each of the MSDW IV Funds. The Reporting Person, MSDWCP IV, LLC and MSDWCP IV, Inc., each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

For Footnotes (3) – (9), please refer to continuation pages 3 – 5 of this filing.

/s/ Peter Vogelsang	September 17, 2002

** Signature of Reporting Person	Date
Peter Vogelsang, as authorized
signatory for Morgan Stanley

/s/ Kenneth Clifford

** Signature of Reporting Person
Kenneth Clifford, as Managing Director of MSCP III, Inc.,
institutional managing member of the general partner of
the MSDW III Funds, for each of these entities.

/s/ Kenneth Clifford

** Signature of Reporting Person
By: Kenneth Clifford, as Managing Director of MSDW
Capital Partners IV, Inc., institutional managing
member of the general partner of the MSDW IV
Funds, for each of these entities.

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Reporting Person: Morgan Stanley(1)

Issuer Name & Ticker Symbol: Choice One Communications Inc. (CWON)

Statement for Month/Date/Year: 09/13/02

Footnotes (Continued):

(3) The reported securities are owned directly by Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and Morgan Stanley Capital Investors, L.P. (collectively, the “MSDW III Funds”). The Reporting Person is the ultimate parent company of Morgan Stanley Capital Partners III, Inc. (“MSCP III, Inc.”), which is the institutional managing member of MSCP III, LLC. MSCP III, LLC is the general partner of each of the MSDW III Funds. The Reporting Person, MSCP III, LLC and MSCP III, Inc., each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(4) The reported securities were issued as a result of the triggering of the anti-dilution provisions in such warrants. There was no consideration for the issuance of the reported securities.

(5) The MSDW IV Funds own 251,588 shares of Series A Preferred Stock, comprising of the 200,000 shares of Series A Preferred Stock acquired on August 1, 2000, and 51,588 shares of Series A Preferred Stock representing accrued dividends up to March 31, 2002 on the 200,000 shares of Series A Preferred Stock. On March 31, 2002, the MSDW IV Funds agreed to irrevocably waive certain of their redemption rights with respect to 60,000 shares of Series A Preferred Stock (the “Waiver Shares”). Except for the Waiver Shares, the remaining Series A Preferred Stock is not convertible into any shares of Common Stock. With respect to only the Waiver Shares, upon the occurrence of a “Change in Control” as defined in the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock, the MSDW IV Funds waived certain of their redemption rights for a cash redemption price equal to $1010, plus accrued and unpaid dividends to the date of purchase (the “Change of Control Amount”). If the Change of Control Amount is not paid by the Issuer in cash, then the obligations with respect to the redemption of the Change of Control Amount shall be satisfied by an exchange of such Waiver Shares for shares of Common Stock or shares in a successor company (if the Common Stock has been converted or exchanged in connection with the Change of Control, such securities, the “Successor Securities”). The number of shares of Common Stock or Successor Securities, as the case may be, which may be exchanged for the Waiver Shares is based on the average closing prices of the shares of Common Stock or Successor Securities, as the case may be, for a certain defined period. If the Successor Securities are not listed, the Issuer has to exchange the Waiver Shares prior to consummation of the Change of Control transaction either for cash equal to the Change of Control Amount or for a number of shares of Common Stock based on the closing prices of the shares of Common Stock for a certain defined period.

(6) The warrants expire on the fifth anniversary of the date the Issuer elects to terminate (the “Termination Event”) the waiver of certain rights by the holders of the Waiver Shares referred to in Footnote (5) above.

(7) The number of shares of Common Stock for which the warrants are exercisable may be reduced upon a Termination Event. The amount of such reduction (if any) is dependent on the date upon which the Termination Event occurs. If a Termination Event does not occur prior to April 1, 2003, the warrants will be exercisable for 706,209 shares of Common Stock. If a Termination Event occurs prior to April 1, 2003, the number of shares of Common Stock for which the warrants are exercisable shall be reduced by 33 1/3%. If a Termination Event occurs prior to January 1, 2003, the number of shares of Common Stock for which the warrants are exercisable shall be reduced by 66 2/3%. If a Termination Event occurs prior to October 1, 2002, the warrants shall not be exercisable for any shares of Common Stock.

(8) The warrants are not exercisable unless and until the Issuer has obtained shareholder approval in compliance with Rule 4350(i) of the NASD Manual (as amended) and the Securities Act of 1934 (as amended) and the rules and regulations promulgated thereunder.

(9) The consideration for the warrants issued to the MSDW IV Funds and certain other lenders of the Issuer on September 13, 2002 is (a) loans to the Issuer in the aggregate principal amount of $48,875,000 under the Issuer’s existing Credit Agreement (“Credit Agreement”) dated as of August 1, 2000 (as amended) among the Issuer, certain of its subsidiaries, the MSDW IV Funds and other lenders party thereto, (b) further amendments to the Issuer’s Bridge Financing Agreement (“Bridge Financing Agreement”) dated as of August 1, 2000 (as amended) among the Issuer, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as arranger and book runner, to permit the increase in the amount of the aggregate credit facility of the Credit Agreement and to extend the ability of the Issuer to pay interest in kind to the lenders under the Bridge Financing Agreement, and (c) amendments to the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock.

Joint Filer Information

Each of the following joint filers has designated Morgan Stanley (“MS”) as the “Designated Filer” for the purposes of the attached Form 4:

(1)	Morgan Stanley Capital Partners III, Inc. (“MSCP III, Inc.”) 1585 Broadway New York, New York 10036
(2)	MSCP III, LLC 1585 Broadway New York, New York 10036
(3)	Morgan Stanley Capital Partners III, L.P. (“MSCP III, L.P.”) 1585 Broadway New York, New York 10036
(4)	MSCP III 892 Investors, L.P. (“MSCP III 892, L.P.”) 1585 Broadway New York, New York 10036
(5)	Morgan Stanley Capital Investors III, L.P. (“MSCI III, L.P.”) 1585 Broadway New York, New York 10036
(6)	MSDW Capital Partners IV, Inc. (“MSDWCP IV, Inc.”) 1585 Broadway New York, New York 10036
(7)	MSDW Capital Partners IV, LLC (“MSDWCP IV, LLC”) 1585 Broadway New York, New York 10036
(8)	Morgan Stanley Dean Witter Capital Partners IV, L.P. (“MSDWCP IV, L.P.”) 1585 Broadway New York, New York 10036
(9)	MSDW IV 892 Investors, L.P. (“MSDW IV 892, L.P.”) 1585 Broadway New York, New York 10036
(10)	Morgan Stanley Dean Witter Capital Investors IV, L.P. (“MSDWCI IV, L.P.”) 1585 Broadway New York, New York 10036

Issuer & Ticker Symbol: Choice One Communications Inc. (CWON)

Date of Event Requiring Statement: 09/13/02

Signature:	/s/ Peter Vogelsang

By: Peter Vogelsang, as authorized signatory for MS.

Signature:	/s/ Kenneth Clifford

By: Kenneth Clifford, as Managing Director of MSCP III, Inc., the institutional managing member of MSCP III, LLC, the general partner of MSCP III, L.P., MSCP III 892, L.P. and MSCI III, L.P.

Signature:	/s/ Kenneth Clifford
:
By: Kenneth Clifford, as Managing Director of MSDWCP IV, Inc., the institutional managing member of MSDWCP IV, LLC, the general partner of MSDWCP IV, L.P., MSDW IV 892, L.P. and MSDWCI IV, L.P.